

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Zhi Yong Li
Principal Executive Officer
Hyperera, Inc.
2316 S. Wentworth Ave.
Chicago, IL 60616

> **Re: Hyperera, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2010**
> **File No. 333-163035**

Dear Mr. Li:

We have reviewed your response letter dated May 25, 2010 and the above-referenced filing and have the following comments. References to prior comments in this letter relate to comments in our letter dated March 2, 2010.

OTC Bulletin Board Considerations, page 21

1. Please delete your reference to the NASD, as the Form 211 must be filed with the FINRA OTC Compliance Unit.

Directors, Executive Officers, Promoters, and Control Persons, page 22

2. Please discuss the specific experience, qualifications, attributes or skills that led your board to conclude that each director should serve in such capacity, in light of your business and structure. Note that this disclosure must be provided on a person-by-person basis. Refer to Item 401(e)(1) of Regulation S-K.

Legal Proceedings, page 23

3. Please disclose whether your officers and directors were involved in certain legal proceedings, enumerated in Item 401(f) of Regulation S-K, during the past ten years that are material to an evaluation of the ability or integrity of any officers or directors. Please note that Item 401(f) of Regulation S-K now requires disclosure for the past ten years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Shareholder's Equity, page 35

4.   Your revised disclosures in response to prior comment 5 state "as of March 31, 2009, the Company has a total of 27,999,000 shares issued and outstanding." It appears from the disclosures in your financial statements that you intended to disclose that there were 27,999,000 shares issued and outstanding as of March 31, 2010. Revise accordingly.

Certain Relationships and Related Transactions, page 37

5.   Please revise to describe any transactions since the beginning of your last fiscal year, including the transaction referred to in Note C of the unaudited Notes to the Consolidated Financial Statements. Specifically, you state that as of March 31, 2010, Mr. Li had loaned your subsidiary, Hyperera Technology (Beijing) Co. Ltd., $61,350. Include a discussion of the reasons for this transaction and provide a materially complete description of the terms of this agreement, including the amount of interest paid, if any, and the rate or amount of interest payable. Refer to Item 404(d) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note B-Significant Accounting Policies

6.   We note your response to prior comment 10. Your disclosures still appear to include references to non-SEC accounting and financial reporting standards that have been superseded. As previously requested, please revise any references to accounting standards accordingly.

Revenue Recognition, page F-30

7.   We note your response to prior comment 7. Please further clarify how you recognize revenues for multiple-element arrangements that include hardware, software, maintenance and customized clinical information systems software. Explain how you considered the separation and allocation guidance in FASB ASC 605-25 and FASB ASC 985-605-25. In addition, tell us how you considered the guidance in FASB ASC 985-605-25-76 through 85 for arrangements that contain customized clinical information systems software.

8.   Your response to prior comment 8 indicates that the hardware was bundled with system operation software. Please clarify the nature of the system operation software. Explain whether there are any maintenance services associated with your bundled arrangements

to sell hardware and system operation software. Tell us how you determined that the software should not be recognized as a separate element in the arrangement.

Exhibits, page 49

9.   Your legal opinion, dated November 9, 2009, must speak as of a date relatively close to the date of desired effectiveness. Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile to: (813) 832-5284
        Michael T. Williams, Esq.